Autovative Products, Inc.

502 N. Santa Fe Avenue, Ste. D

Vista, CA 92083

December 13, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 5th Street, N.W.

Washington, D.C. 20549

Attn: John Dana Brown and\or Susan Block

Re: Autovative Products, Inc.

Registration Statement on Form S-1

Filed June 29, 2011

File No. 333-175212

Dear Mr. John Dana Brown and\or Susan Block:

This letter is submitted on behalf of Autovative products, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”), as set forth in your letter dated December 12, 2011  (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.  The Company’s responses set forth below are incorporated in Amendment No. 5 (the “Amendment”) to the Registration Statement filed as of the date hereof.

General

1. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Our current filings with the S-1/A5 include the quarterly statement for September 30, 2011.

2.       Please revise the consent of the independent registered public accountant to refer to the appropriate amendment to the Form S-1 registration statement. In this regard, the consent currently included as Exhibit 23 to the registration statement refers to amendment 3 but is included in Amendment 4 to the registration statement. Please revise.

The change has been made in the S-1/A5 accordingly.

3.       Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

A current dated consent has been included as Exhibit 23.1.

4.       Company Cash Flow, page 5. Please revise to clarify what “G & A” refers to.

“G & A” has been further clarified.

Sincerely,

/s/ David Funderburk

Principal Executive Officer of Autovative Products, Inc